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                                                    Exhibit 99(d)(6)

FOR IMMEDIATE RELEASE               Contact: David J. Norman
March 24, 1998                                (410) 721-3770
                                                   Ext. 2120

                          SHAREHOLDERS APPROVE BUYOUT

(Crofton, Maryland )--DavCo Restaurants, Inc. (ASE:DVC) today announced that its stockholders adopted a definitive merger agreement with DavCo Acquisition Holding, Inc., for a merger transaction in which DavCo Acquisition Holding Inc. would acquire all of DavCo's issued and outstanding shares (other than shares held by DavCo Acquisition Holding Inc.) for $20 cash per share. A majority of the stockholders not affiliated with DavCo Acquisition Holding Inc. or its owners, voted in favor of the proposed merger.

As previously disclosed, DavCo Acquisition Holding Inc. is owned by an investor group that is headed by Ronald D. Kirstien, the Company's President and Chief Executive Officer, and Harvey Rothstein, Senior Executive Vice President of the Company, and includes the Company's principal stockholder, Citicorp Venture Capital, Ltd., which currently holds approximately 48% of the Company's outstanding shares, and certain affiliates of CVC.

The merger is subject to certain conditions, including negotiation of final documents and the receipt of necessary financing. The investor group has obtained a commitment from Global Alliance Finance Company, L.L.C. to provide up to $150 million of debt financing to complete the merger, which is expected to close on or before April 1, 1998.

DavCo Restaurants, Inc. is the largest franchisee of Wendy's International
Inc. The Company operates 184 Wendy's restaurants in Maryland, Northern Virginia, Washington, D.C., Metropolitan St. Louis, Central Illinois, and Nashville, Tennessee. The Company also operates 34 Friendly's Restaurants in the Mid-Atlantic market for a total of 218 restaurants, as well as one Exxon Gas Station and Convenience Store. In addition, the Company manages 14 Friendly's Restaurants under a contract with Friendly Ice Cream Corporation. - END-

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